

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Elizabeth Wideman
Deputy General Counsel
Comcast Corp.
One Comcast Center
Philadelphia, Pennsylvania 19103-2838

> **Re: Comcast Corp.**
> **Registration Statement on Form S-4**
> **Filed March 18, 2022**
> **File No. 333-263674**

Dear Ms. Wideman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John B. Meade